Exhibit 77(c)

Matters Submitted to a Vote of Security Holders

At a special joint meeting of the shareholders of the Total Return U.S. Treasury Fund, Inc. (the “Total Return Fund”), ISI Strategy Fund, Inc., North American Government Bond Fund, Inc., and Managed Municipal Fund, Inc. held on March 16, 2015, the shareholders of the Total Return Fund approved the following proposal:

Proposal: To approve the Agreement and Plan of Reorganization pursuant to which the Total Return Fund was reorganized into the Centre Active U.S. Treasury Fund, a series of the Centre Funds.

	# of Votes Cast	% of Votes Cast
For	2,497,859	85.36%
Against	197,738	6.76%
Abstain	230,822	7.89%
Total	2,926,419	53.60%